Exhibit 99.1

TELUS Digital Announces Potential Delay in Delivery of Management Information Circular Due to Canada Post Strike

Shareholders with questions or who need assistance voting should contact TELUS Digital’s proxy solicitation agent, Laurel Hill Advisory Group, at 1-877-452-7184 (1-416-304-0211 for collect calls outside North America) or by email at assistance@laurelhill.com

Deadline for consideration election is October 22 at 9:00 a.m. (Vancouver time)

Deadline for proxy voting is October 23 at 9:00 a.m. (Vancouver time)

Delay does not affect Shareholders receiving materials electronically; shareholders encouraged to access materials electronically

Vancouver, BC – October 8, 2025 – TELUS International (Cda) Inc. (“TELUS Digital”) (NYSE & TSX: TIXT) today announced that the Canada Post labour strike may delay postal delivery of physical copies of the management information circular (the “Circular”) and related materials in respect of its Special Meeting of shareholders (the “Special Meeting”) scheduled to be held virtually at 9:00 a.m. (Vancouver time) on October 27, 2025 to consider the proposed arrangement with TELUS Corporation (“TELUS”) (TSX: T, NYSE: TU) (the “Arrangement”). TELUS Digital’s Shareholders are encouraged to access the Circular, the Letter of Transmittal and Election Form and related materials electronically under TELUS Digital’s profile, in Canada on SEDAR+ at www.sedarplus.com and in the United States on EDGAR at www.sec.gov, and the Envision website at www.envisionreports.com/telusdigital2025special.

Consistent with the Interim Order granted by the Supreme Court of British Columbia, TELUS Digital also provided notice of the availability of the meeting materials in an advertisement in the National Post on October 7, 2025.

How to Vote your Shares

Registered shareholders experiencing a delay in receiving the Circular and related materials should contact Computershare Investor Services Inc. at 1-800-564-6253 to obtain their individual control numbers in order to vote their TELUS Digital shares. Registered shareholders are encouraged to vote their TELUS Digital Shares via the internet at www.investorvote.com or via telephone at 1-866-732-VOTE (8683). The proxy voting deadline is October 23, 2025 at 9:00 a.m. (Vancouver time).

Beneficial shareholders experiencing a delay in receiving the Circular and related materials should contact their broker or other intermediary for assistance in obtaining their individual control numbers in order to vote their TELUS Digital shares. Beneficial shareholders are encouraged to vote their TELUS Digital shares via the internet at www.proxyvote.com or via telephone at 1-800-474-7493 (English) or 1-800-474-7501 (French). It is recommended that any physical forms of proxy or voting instruction forms be delivered via courier to ensure that they are received in a timely manner.

Registered shareholders who wish to exercise their dissent rights in connection with the Arrangement are also cautioned to deliver their written objection to TELUS Digital using a method other than Canada Post or by facsimile transmission in accordance with the instructions set forth in the Circular to ensure that they are received in a timely manner.

Shareholders with questions or who need assistance voting should contact TELUS Digital’s proxy solicitation agent, Laurel Hill Advisory Group (“Laurel Hill”), at 1-877-452-7184 (1-416-304-0211 for collect calls outside North America) or by email at assistance@laurelhill.com. Certain beneficial shareholders are also eligible to vote their TELUS Digital shares conveniently over the phone with Laurel Hill, whether or not they have received their materials.

How to Make your Consideration Election

The deadline for completing and submitting an election regarding the Shareholder’s preferred Consideration mix is approaching and due by October 22, 2025 at 9:00 a.m. (Vancouver time).

Each Shareholder (other than the Shareholders validly exercising their dissent rights and TELUS and any of its affiliates) can elect to receive in respect of all (and not a portion) of their TELUS Digital Shares, at the effective time of the Arrangement: (a) US$4.50 in cash (the “Cash Consideration”), (b) 0.273 of a common share of TELUS (the “TELUS Shares” and such consideration, the “Share Consideration”), or (c) US$2.25 in cash and 0.136 of a TELUS Share (the “Combination Consideration”), for each TELUS Digital Share transferred (collectively, the “Consideration”), subject to proration such that no more than 25% of the aggregate Consideration to be paid to the Shareholders will consist of TELUS Shares.

Registered Shareholders, in order to make their election to receive the Cash Consideration, the Share Consideration or the Combination Consideration (subject to proration and adjustment in accordance with the Plan of Arrangement), must submit the Letter of Transmittal and Election Form by 9:00 a.m. (Vancouver time) on October 22, 2025 by mail to Computershare Investor Services Inc. (address stated on the back of the Letter of Transmittal and Election Form), or, if the Meeting is adjourned or postponed, no later than three Business Days before the adjourned Meeting is reconvened or the postponed Meeting is convened (the “Election Deadline”).

Beneficial shareholders should contact their broker or intermediary to make an election as to their preferred form of Consideration. The deadline for election may be sooner than indicated for Registered Shareholders.

Shareholders that do not validly elect to receive the Cash Consideration, the Share Consideration or the Combination Consideration by the Election Deadline will be deemed to have elected to receive the Combination Consideration as to all of the Shares they hold.

Please refer to the Circular and the Letter of Transmittal and Election Form for additional information.

Forward-Looking Statements

This news release contains statements about future events and plans at TELUS and TELUS Digital that are forward-looking which include, without limitation, statements relating to the transaction; available liquidities; the expected timing of, and conditions precedent to, completion of the transaction and the TELUS Digital Special Meeting; the attractiveness of the transaction from a financial perspective; the strength, complementarity and compatibility of TELUS Digital’s business with TELUS’ existing business and teams; the anticipated strategic, financial and other benefits of the transaction; general industry, economic, market and other conditions and factors which could have a material adverse effect on TELUS Digital or TELUS or the ability to consummate the transaction. Forward-looking statements are typically identified by the words assumption, goal, objective, strategy, target and other similar expressions, or future or conditional verbs such as aim, anticipate, believe, could, expect, intend, may, plan, predict, seek, should, strive and will. These statements are made pursuant to the “safe harbour” provisions of applicable securities laws.

By their nature, forward-looking statements are subject to inherent risks and uncertainties and are based on assumptions, including, without limitation, assumptions regarding: the receipt of all requisite shareholder, court, stock exchange approvals; the realization of expected strategic, financial and other benefits of the transaction in the timeframe anticipated; economic and political environments and industry conditions; the ability to retain and attract new business, drive cross selling opportunities between the respective organizations; integration of the business acquired within anticipated time periods and at expected cost levels; the accuracy and completeness of public and other disclosure (including financial disclosure) by TELUS Digital and TELUS; absence of significant undisclosed costs or liabilities associated with the transaction; the ability to attract and retain key employees in connection with the transaction; management’s estimates and expectations in relation to future economic and business conditions and other factors in relation to the transaction and resulting impact on growth and accretion in various financial metrics. These assumptions may ultimately prove to have been inaccurate and, as a result, the actual results or other events may differ materially from the expectations expressed in, or implied by, the forward-looking statements.

The risks and the assumptions underlying the forward-looking statements are described in additional detail in Section 9 General trends, outlook and assumptions, and regulatory developments and proceedings and Section 10 Risks and risk management in TELUS’ 2024 annual MD&A, as supplemented by Section 9 Update to general trends, outlook and assumptions, and regulatory developments and proceedings in TELUS’ interim MD&A for the second quarter ended June 30, 2025, and under the heading “Risk Factors” in the Schedule 13E-3, and in other TELUS and TELUS Digital public disclosure documents and filings with securities commissions in Canada (on SEDAR+ at www.sedarplus.com) and in the United States (on EDGAR at www.sec.gov). Those descriptions are incorporated by reference in this cautionary statement but are not intended to be a complete list of the risks that could affect TELUS and or TELUS Digital, or of the assumptions of TELUS and TELUS Digital.

Risks and uncertainties that could cause actual performance or other events to differ materially from the forward-looking statements in this news release include, but are not limited to, the following: the integration of TELUS Digital into TELUS’ business; the dependence on key employees and the loss of certain key personnel of TELUS Digital; the possible failure to realize, in the timeframe anticipated or at all, the anticipated strategic, financial and other benefits of the transaction; the failure to close the transaction or change in the terms of the transaction; the uncertainty of obtaining in a timely manner, or at all, the requisite shareholder, court, stock exchange approvals; the inherent uncertainty associated with financial or other projections; increased indebtedness; transitional risk; potential undisclosed costs or liabilities associated with the transaction; the reliance on information provided by, and assumptions, judgments and allocations made by TELUS Digital; the possibility of litigation relating to the transaction; and risks related to the diversion of management’s attention from TELUS Digital’s ongoing business operations.

Readers are cautioned not to place undue reliance on forward-looking statements. The forward-looking statements contained in this news release describe TELUS Digital’s and TELUS’ respective expectations, and are based on their respective assumptions, as at the date of this news release and are subject to change after this date. TELUS and TELUS Digital disclaim any intention or obligation to update or revise any forward-looking statements except as required by law. This cautionary statement qualifies all of the forward-looking statements in this news release.

About TELUS Digital

TELUS Digital (NYSE & TSX: TIXT) crafts unique and enduring experiences for customers and employees, and creates future-focused digital transformations that deliver value for our clients. We are the brand behind the brands. Our global team members are both passionate ambassadors of our clients’ products and services, and technology experts resolute in our pursuit to elevate their end customer journeys, solve business challenges, mitigate risks, and drive continuous innovation. Our portfolio of end-to-end, integrated capabilities include customer experience management, digital solutions, such as cloud solutions, AI-fueled automation, front-end digital design and consulting services, AI & data solutions, including computer vision, and trust, safety and security services. Fuel iX™ is TELUS Digital’s proprietary platform and suite of products for clients to manage, monitor, and maintain generative AI across the enterprise, offering both standardized AI capabilities and custom application development tools for creating tailored enterprise solutions.

Powered by purpose, TELUS Digital leverages technology, human ingenuity and compassion to serve customers and create inclusive, thriving communities in the regions where we operate around the world. Guided by our Humanity-in-the-Loop principles, we take a responsible approach to the transformational technologies we develop and deploy by proactively considering and addressing the broader impacts of our work. Learn more at: telusdigital.com

Contact Information

TELUS Digital Investor Relations
Olena Lobach
ir@telusdigital.com

TELUS Digital Media Relations
Ali Wilson
media.relations@telusdigital.com

TELUS Digital Special Committee Communications
Justine Hall
FGS Longview
Justine.Hall@fgslongview.com

Laurel Hill
Toll-Free (North America): 1-877-452-7184
Collect Calls (outside North America): +1 416-304-0211
Email: assistance@laurelhill.com

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